

07002264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAIL PROCESSING SECTION RECEIVED FEB 2 6 2007 WASH, D.C. 210

SEC FILE NUMBER
8- 65975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1324 15th Street
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Williams (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400 (Address) Denver (City) Colorado (State) 80203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Advisors LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NJ SOLLEURS
Notary Public
State of Colorado

Signature

Member
Title

expire: 8/2009
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Q Advisors LLC

Accountants' Report and Financial Statements

December 31, 2006

Q Advisors LLC

December 31, 2006

Contents



Independent Accountants' Report

Board of Directors
Q Advisors LLC
San Francisco, California
Denver, Colorado

We have audited the accompanying statement of financial condition of Q Advisors LLC as of December 31, 2006, and the related statements of income, members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q Advisors LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
February 20, 2007

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514 303 861-4545 Fax 303 832-5705



Q Advisors LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	91,718
Accounts receivable, net of allowance, $0		79,007
Prepaid management fees		1,750,000
Furniture and equipment, at cost, net of accumulated depreciation; $34,585.07		48,655
	$	1,969,380

Liabilities and Members' Capital

Liabilities		
Accounts payable	$	1,909
		1,909
Members' Capital		
Members' capital		1,987,471
Less: receivable for contributions from member		(20,000)
Total members' capital		1,967,471
	$	1,969,380

See Notes to Financial Statements

Q Advisors LLC
Statement of Income
December 31, 2006

Revenues		
Financial advisory fees	$	3,849,115
Reimbursed direct client costs		82,828
Interest income		18,038
		3,949,981
Expenses		
Management fees		1,925,000
Direct client costs		59,447
Other general and administrative expenses		63,374
		2,047,821
Net Income	$	1,902,160

Q Advisors LLC
Statement of Members' Capital
December 31, 2006

Balance, Beginning of the Period	$	1,296,719
Net income		1,902,160
Capital contributions from members, net of receivable for $20,000		40,000
Distributions to member		(1,271,408)
Balance, End of the Period	$	1,967,471

See Notes to Financial Statements

Q Advisors LLC
Statement of Cash Flows
December 31, 2006

Operating Activities	
Net income	$ 1,902,160
Items not requiring cash	
Depreciation	15,073
Changes in	
Accounts receivable	(32,399)
Accounts payable	1,909
Prepaid management fees	(575,000)
Net cash provided by operating activities	1,311,743
Investing Activities	
Purchase of furniture and equipment	(15,822)
Net cash used in investing activities	(15,822)
Financing Activities	
Capital contributions from member	40,000
Distributions to members	(1,271,408)
Net cash used in financing activities	(1,231,408)
Increase in Cash	64,513
Cash, Beginning of Period	27,205
Cash, End of Period	$ 91,718
Supplemental Cash Flows Information	
Receivable for capital contributions from member	$ 20,000

Q Advisors LLC

Notes to Financial Statements

December 31, 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Q Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company earns revenues from financial advisory services related to mergers and acquisitions, private equity and debt financing and capital structure advisory services. The Company extends unsecured credit to its customers, with credit extended to four customers exceeding 97% of accounts receivable at December 31, 2006. Because of the services provided, it is expected that the Company will have significant changes in the make-up of its customer base year to year.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company promptly transmit all customer funds and securities to customers and maintain a bank account designated as a "Special Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2006, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation for both is computed using the straight-line method.

Revenue Recognition

Financial advisory fees and reimbursed direct client costs are recognized as earned based on the terms of the specific contracts with the customers.

Q Advisors LLC

Notes to Financial Statements

December 31, 2006

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

Note 2: Related-Party Transactions

The Company pays an annual management fee to a related party through common ownership. The amount of the management fee is for all necessary management and financial oversight services needed to implement the operations of the Company and is determined annually by the members of the Company. For the year ended December 31, 2006, the management fee expense was $1,925,000. Of this amount, $750,000 was paid during 2006 and $1,175,000 was paid prior to 2006. The Company's commitment for the management fee for the year ending December 31, 2007, is $1,750,000. At December 31, 2006, the Company had prepaid $1,750,000 of the 2007 management fee.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $89,809, which was $84,809 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.02 to 1.00 at December 31, 2006.

Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Q Advisors LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Net Capital	
Total members' capital	$ 1,967,471
Deduct	
Non-allowable assets	
Accounts receivable	79,007
Prepaid management fee	1,750,000
Furniture and equipment, net	48,655
	1,877,662
Net capital	$ 89,809
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable	$ 1,909
Total aggregate indebtedness	$ 1,909
Minimum Net Capital Required	$ 5,000
Capital in Excess of Minimum Requirement	$ 84,809
Ratio of Aggregate Indebtedness to Net Capital	.02 to 1

There were no material differences between the amounts presented above and the amounts presented in the Company's computation file with Part II, Form X-17A-5 for December 31, 2006. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control



Independent Accountants' Report on Internal Control

Board of Directors
Q Advisors LLC
San Francisco, California
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Q Advisors LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514 303 861-4545 Fax 303 832-5705



management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities, which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EKD, LLP

Denver, Colorado
February 20, 2007

END